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                           April 15, 2021

       John McKowen
       Chief Executive Officer
       VetaNova Inc.
       335 A Josephine St.
       Denver, CO 80206

                                                        Re: VetaNova Inc.
                                                            Amendment No. 1 to
Registration Statement on Form 10-12G
                                                            Filed March 29,
2021
                                                            File No. 000-51068

       Dear Mr. McKowen:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No.1 to Form 10-12G

       Financial Statements, page F-1

   1. Please revise the titles of each of your primary financial statements to eliminate the characterization of
such financial statements as "Condensed." The caption "Condensed" is only appropriate for
unaudited interim financial statements.
       Condensed Statement of Operations for the Twelve Months Ending December 31, 2020 and
       December 31, 2019, page F-4

   2. We refer you to prior comment 12. You disclose in Management's Discussion and
                                                        Analysis (MD&A) on page
9 that during the year ended December 31, 2020 you
                                                        recognized revenues of
$13,125 from sublease operations. Additionally, you disclose in
                                                        MD&A on page 10 that
your cost to lease this property was $5,250 per month. As
                                                        previously requested,
revise your statement of operations to reflect your lease cost
 John McKowen
VetaNova Inc.
April 15, 2021
Page 2
         associated with the portion of this property you subleased to a third party as a direct cost of the lease revenue recognized in Fiscal 2020.
3. Revise your financial statements to provide a footnote which explains the nature of this revenue and your accounting for this lease.
Condensed Statement of Changes in Shareholders    Equity for the Twelve Months
ending
December 31, 2020 and December 31, 2019, page F-6

4. We refer you to prior comment 13. You disclose in Item 10. Recent Sales of Unregistered
         Securities, that you sold 35,109,231 units for $0.01 per unit, each unit consisting of one share of your common stock and one warrant to purchase a share of common stock to outside investors and raised $351,092 during the year ended December 31, 2020. Please revise your financial statements to allocate the total capital raised between the warrants and the common stock with the warrants recognized at fair value and the common stock recognized at the amount of proceeds not allocated to the warrants. Refer to ASC 470-20-
         25-2.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Sondra Snyder, Staff Accountant, at 202-551-3332 or Robert Babula,
Staff Accountant, at 202-551-3339 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-
551-6548 or Karina Dorin, Staff Attorney, at 202-551-3763 with any other questions.



FirstName LastNameJohn McKowen                                  Sincerely,
Comapany NameVetaNova Inc.
                                                                Division of
Corporation Finance
April 15, 2021 Page 2                                           Office of
Energy & Transportation
FirstName LastName